EXHIBIT 5.1

CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 503
Spokane, Washington 99204
(509) 624-1478
FAX (509) 747-1770

June 12, 2002

Securities and Exchange Commission
450 Fifth Avenue N.W.
Washington, D. C. 20549

RE: FirstBingo.com

Gentlemen:

Please be advised that, I have reached the following conclusions regarding the above offering:

1. FirstBingo.com (the "Company") is a duly and legally organized and exiting Nevada state corporation, with its registered office located in Las Vegas, Nevada and its principal place of business located in Toronto, Ontario, Canada. The Articles of Incorporation and corporate registration fees were submitted to the Nevada Secretary of State's office and filed with the office on March 30, 1990. The Company's existence and form is valid and legal pursuant to the representation above.

2. The Company is a fully and duly incorporated Nevada corporate entity. The Company has one class of Common Stock at this time. Neither the Articles of Incorporation, Bylaws, and amendments thereto, nor subsequent resolutions change the non-assessable characteristics of the Company's common shares of stock. The Common Stock previously issued by the Company is in legal form and in compliance with the laws of the State of Nevada, and when such stock was issued it was fully paid for and non-assessable. The common stock to be sold under this Form SB-2 Registration Statement is likewise legal under the laws of the State of Nevada.

3. To my knowledge, the Company is not a party to any legal proceedings nor are there any judgments against the Company, nor are there any actions or suits filed or threatened against it or its officers and directors, in their capacities as such, other than as set forth in the registration statement. I know of no disputes involving the Company and the Company has no claim, actions or inquires from any federal, state or other government agency, other than as set forth in the registration statement. I know of no claims against the Company or any reputed claims against it at this time, other than as set forth in the registration statement.

4. The Company's outstanding shares are all common shares. There are no liquidation preference rights held by any of the Shareholders upon voluntary or involuntary liquidation of the Company.

Securities and Exchange Commission
RE: FirstBingo.com
June 12, 2002

5. The directors and officers of the Company are indemnified against all costs, expenses, judgments and liabilities, including attorney's fees, reasonably incurred by or imposed upon them or any of them in connection with or resulting from any action, suit or proceedings, civil or general, in which the officer or director is or may be made a party by reason of his being or having been such a director or officer. This indemnification is not exclusive of other rights to which such director or officer may be entitled as a matter of law.

6. By directors' resolution, the Company has authorized the issuance of up to 3,000,000 shares of common stock.

The Company's Articles of Incorporation presently provide the authority to the Company to issue 50,000,000 shares of Common Stock, $0.001 par value. Therefore, a Board of Directors' Resolution which authorized the issuance for sale of up to 3,000,000 shares of common stock would be within the authority of the Company's directors and the shares, when issued, will be validly issued, fully paid and non-assessable.

I hereby consent to the inclusion of this opinion in the Company's Form SB-2 registration statement, SEC file no. 333-86466

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak